TELEMAR

TELE NORTE LESTE PARTICIPAÇÕES S.A.
(NYSE: TNE)

Gross Revenue grows 26% in 2001 and the company reaches 18 million lines installed

NON-AUDITED FOURTH QUARTER 2001 RESULTS

Rio de Janeiro, Brazil – March 1st, 2002

TNL Participações
TNLP3: R$ 31.02
TNLP4: R$ 37.04 – (12/28/2001)
TNE: US$ 15.89/ADR
(12/31/2001)

Telemar Norte Leste
TMAR3 -   ON: R$ 45.55
TMAR5 – PNA: R$ 60.10
TMAR6 – PNB: R$ 54.65
(12/28/2001)

´´HIGHLIGHTS´´ FROM 4th QUARTER/01:

1. OPERATIONAL HIGHLIGHTS	DEC/01	SEP/01	DEC/00
LINES INSTALLED (LI)	18.1 Mn	17.3 Mn	12.8Mn
LINES IN SERVICE (LIS)	14.8 Mn	14.6 Mn	11.8Mn
DIGITALIZATION	97.1%	96.6%	89.6%
PRODUCTIVITY (LIS/E)*	1,287	877	560

* Lines in Service / Full-Time Wireline Employees (excludes Contax, Connect e other subsidiaries)

FINANCIAL HIGHLIGHTS	4Q01	3Q01	4Q00	12M01	12M00
TNE – CONSOLIDATED					
NET REVENUE – R$ BN	2.7	2.6	2.2	10.1	8.1
EBITDA – R$ BN	0.9	0.4	1.1	3.4	4.0
EBITDA MARGIN - %	32.8	16.3	48.8	34.1	49.6
NET INCOME – R$ MN	277.4	(429.0)	203.7	140.4	709.4
CAPEX – R$ BN	3.0	3.2	1.4	10.1	2.8
EPS (R$ / 1000 SHARES)	0.733	(1.134)	0.551	0.371	1.899
NET EQUITY – R$ BN	10.0	10.0	10.3	10.0	10.3
MARKET VALUE – R$ BN	14.0	9.2	15.6	14.0	15.6
TMAR					
NET REVENUE – R$ BN	2.7	2.6	2.2	8.5*	6.8*
EBITDA – R$ BN	1.0	0.5	1.1	2.8*	3.4*
EBITDA MARGIN - %	35.4	18.5	49.0	32.7	50.1
NET INCOME – R$ MN	104.1	(341.5)	378.2	49.2*	909.4
CAPEX – R$ BN	1.9	2.5	1.4	7.7	2.8
EPS (R$ / 1000 SHARES)	0.424	(1.381)	N/A	0.201	N/A
NET EQUITY – R$ BN	10.7	11.1	11.3	10.7	11.3
MARKET VALUE – R$ BN	14.7	9.2	N/A	14.7	N/A

* 2001 TMAR results refer to the combined results of Telerj´s 12 months plus 9 months results for the 15 incorporated subsidiaries on the effective date of march 31st, 2001. For comparison purposes, the same criteria has been adopted for the year 2000. Net income for the 15 incorporated subsidiaries for the quarter ended March 31st, 2001 has been transferred to the retained earnings account. If Jan/Feb/Mar net revenue of the 15 incorporated subsidiaries were included, Net Revenue would be R$10.2 billion.

2. FINANCIAL PERFORMANCE – TNE CONSOLIDATED

GROSS REVENUE – Totalled R$3,683 million in 4Q01, a 3.2% increase over 3Q01. Gross Revenue in 2001 was R$13,660 million, an increase of 25.9% over 2000.

Net Revenue in 4Q01 was R$ 2,733 million, 4.1% higher than 3Q01 and 22.3% higher than in 4Q00.

Net accumulated revenue in 2001 was R$10,103 million, an increase of 24.3% over 2000 (R$8,127 million).

The following table shows a quarterly gross revenue breakdown:

Gross Revenue %	4Q01	3Q01	4Q00
Local	47	47	44
LD	9	9	9
PF	4	4	4
Fixed-to-Mobile	22	22	23
Network Usage	10	11	12
Data	6	5	5
Others	2	2	3
Total (%)	100	100	100
Total (R$ Mn)	3,683	3,570	2,997

Each service performance is described bellow:

Local Service: gross revenue was R$1,726 million in 4Q01, a 3% increase over 3Q01.

In 2001, this revenue totaled R$6,157million, a 31.3% increase over 2000.

Lines in service (LIS) reached 14.8 million in December 2001 (25.4% more than 4Q00). During 4Q01, the Company activated 959 thousand lines and disconnected 767 thousand lines of non-paying customers. The resulting net addition was 192 thousand lines in 4Q01. Over the last 12 months the Company activated 5.3 million lines and disconnected another 2.3 million lines. The resulting net addition was 3 million lines in 2001.

The majority of the increase in **Lines in Service** continued to be in the residential segment, representing nearly 89% of net activations over the last 12 months. At end of 4Q01, 75.9% of total lines in service were residential (72.4% in 4Q00).

Total lines in service (LIS) also includes Public Telephones, whose plant grew by 29

thousand lnes in 4Q01. In 2001, some 296 thousand public telephones were installed, totalling 724 thousand phones in Dec/01, a 69% increase over Dec/00.

The installed plant reached 18.1 million lines at end of December 2001, a 41.2% increase over the same period in 2000, reflecting the aggressive investment program implemented to enable the anticipated fulfillment of Anatel´s 2003 targets.

During 2001, the Company installed 5.3 million lines (786 thousand in 4Q01).

The utilization rate of lines installed (UTI) reached 82.0% at end of 4Q01, compared to 92.4% in 4Q00, reflecting the increase in lines installed, as well as the disconnections mentioned above. Since the company´s privatization in 1998, the UTI has varied as shown in the following table:

	UTI %
1998	88.5%
1999	92.9%
2000	92.4%
2001	82.0%

Lines Blocked - At end of 4Q01 there were 945 thousand lines blocked, representing 6.4% of lines in service. The following table shows the relation between lines blocked and total lines in service (LIS) which improved in recent quarters due to the more efficient credit and billing processes implemented during the year:

2001	% TS
March	9.5
June	8.5
September	8.1
December	6.4

From the total blocked lines (945 thousand) at the end of 2001, 60% were partially blocked (outgoing calls) while 40% were totally blocked (outgoing and incoming calls). It is important to highlight that lines totally blocked do not generate revenue.

Blocked Lines 2001	Partial	Total
March	47.2%	52.8%
June	50.4%	49.6%
September	56.2%	43.8%
December	60.0%	40.0%

2. FINANCIAL PERFORMANCE – TNE CONSOLIDATED

The local network digitalization rate was 97.1% in 4Q01, representing an increase of 7.5 p.p. over 4Q00, already exceeding the 95% target established by Anatel for December 2003.

Installation Fees revenue was R$70 million in 4Q01, a 43.8% decrease over 3Q01, basically due to the lower number of lines installed in the period (959 thousand in 4Q01 against 1,729 thousand in 3Q01). In 2001, this revenue was R$360 million, a 128.1% increase over 2000, due to the higher number of lines installed over the year (5.3 million in 2001 against 2.1 million in 2000).

Monthly subscription revenue was R$1,068 million in 4Q01, an 8.4% increase over 3Q01. In 2001, this revenue totaled R$3,613 million, representing a 43.5% increase over 2000, due to a 25.4% growth of lines in service and a 17% increase in the monthly subscription fee in June/01.

Traffic revenue (pulses) was R$556 million in 4Q01, a 4.1% increase over 3Q01. In 2001, this revenue added up to R$2,066 million, a 9.3% increase over 2000, due to traffic growth. The reduced growth of this revenue is justified by the lines installation in lower income classes of the population, which usually stays within the monthly allowence (100 pulses).

Long Distance Services: gross revenue was R$344 million in 4Q01, a 10.9% increase over 3Q01. LD revenue for the full year was R$1,219 million, a 17.2% increase over 2000.

Public Telephone Services (PT): gross revenue from public phones was R$130 million in 4Q01, a 0.4% decrease over 3Q01. In 2001, this revenue was 24.3% higher than in 2000, amounting to R$570 million. This revenue is generated through sales of pre-paid phone cards. Public telephones installed reached 724 thousand in Dec/01 against 428 thousand in Dec/00.

Fixed-to-Mobile Service: gross revenue was R$823 million in 4Q01, a 2.8% increase over 3Q01.

In 2001, this revenue was 28.3% higher than 2000, totalling R$3,162 million, due to a traffic increase fuelled by a 25.4% growth in wireline plant and 30% in wireless plant (about 2.9 million new wireless subscribers in Telemar´s region over 2001).

Data Transmission Services: gross revenue was R$216 million in 4Q01, a 14% increase over 3Q01 and 34.9% over 4Q00, due to a R$12 million increase in leased lines to corporate and to other teleco service providers and a R$15 million increase in other data services. In 2001, the revenue from data transmission was R$787 million, a 15.9% increase over last year´s results.

Network Usage: Gross Revenue from Telemar´s network usage was R$376 million in 4Q01. This revenue amounted to R$1,495 million in 2001, a 16.7% increase over 2000, due to traffic growth and an 8% average increase in interconnection fees.

⊕ **COSTS AND OPERATING EXPENSES (ex-depreciation) amounted to R$1,838 million in 4Q01.**
This total includes approximately R$270 million of **non-recurring** expenses related to:
1. The corporate restructuring and the consolidation of the 16 wireline subsidiaries, and all related legal, fiscal and systems integration expenses;
2. Restructuring costs due to the synergies obtained with the consolidation and the conclusion of the Targets Anticipation Program;
3. Provisions and adjustments for inflation of fiscal, civil and labour contingencies.

The increase of **recurring expenses** in 4Q01 is related to plant maintenance (+R$29 million);
A breakdown of those expenses can be observed in Item 3 of this report.

⊕ **EBITDA – In 4Q01, EBITDA was R$895 million, a 108.7% increase over 3Q01 (R$429 million). The EBITDA margin was 32.8% in 4Q01.**
EBITDA for 2001 reached R$3.440, representing a 34.1% margin.

2. FINANCIAL PERFORMANCE – TNE CONSOLIDATED

Besides the several adjustments made in 3Q01 (R$687 million), 2001 EBITDA was also impacted by a R$114 million FUST/FUNTTEL payment, which started in 2001.

DEPRECIATION AND AMORTIZATION – totaled R$706 million in 4Q01, a R$81 million decrease from 3Q01.
Depreciation increased R$57 million in this period due to the investments made in 4Q01.
The net goodwill amortization in the quarter was R$42 million.
The negative goodwill created upon the last capital increase of ex-Telerj in March/99, whose amortization was based on future expected results from Telerj was fully amortized in this quarter due to the conclusion of the corporate restructuring process.

The following table shows the depreciation and amortization breakdown:

Depretiations and Amortizations	4Q01	3Q01	4Q00
Depreciations	811	754	669
Net Goodwill Amortization	42	42	42
Negative Goodwill Amortization	(147)	(9)	(9)
Total (R$ Mm)	**706**	**787**	**702**

NET FINANCIAL RESULT – There was a positive result of R$ 232 million in 4Q01, versus a R$ 345 million net financial expense in 3Q01.
During 2001, in accordance with Deliberação CVM 193 of July 11, 1996, TMAR and TNL PCS capitalized interest costs in the amount of R$ 349 million relating to inter company loans granted by the parent company, TNL, to finance the expansion of the plant.
Up to the 3Q01, the capitalized interest cost was eliminated in the consolidation process, resulting in the full recognition of the interest charges in the consolidated income, as opposed to the subsidiaries TMAR and TNL PCS where these costs remained capitalized as part of the cost of the construction of the assets.
Since the financings, passed on by TNE to TMAR and TNL PCS, were obtained through financing institutions and, also, the interest charges were made on the same basis as the original loans, with the intent to reflect the nature of the transactions, management of TNE decided to no longer eliminate the capitalized costs in consolidation process

and, as a result, they are now included as part of the cost of the construction of the assets in the consolidated financial statements.
Up to 3Q01, the interest cost capitalized by the subsidiaries and eliminated in the consolidation process, net of taxes, amounted to R$ 231.6 million.
It should be emphasized that none of these changes in the accountig criteria affect TMAR or TNE´s individual financial statements.

NON OPERATING RESULT – There was a R$ 52 million negative impact in 4Q01, R$15 million higher than in 3Q01 due to the provisioning of eventual losses with investments made in tax incentives – FINOR.

NET INCOME – TNE posted a net income of R$277 million in 4Q01, resulting in a US$0.32 EPADR. In 2001, the company recorded R$140 million of net income (US$0.16 per ADR) against R$709 million in 2000 (US$1.07 per ADR).

ACCOUNTS RECEIVABLE net of a R$334 million provision for doubtful accounts was R$2,146 million at the end of 2001, compared to R$2,315 million at the end of 3Q01 and R$2,502 million at end of 2000.
Total accounts receivable of R$2,583 million is composed of R$2,012 million from wireline clients and R$572 million from other clients, mainly other telecom service providers for the use of Telemar´s network, the reduction of the Accounts Receiveble in relation to the previous quarter reflects an enhancement in the average receivable terms.

CAPEX – The Company invested R$3,002 million in 4Q01, a 5.2% decrease over 3Q01. This amount includes R$610 million of the second installment of the PCS license (with a cash impact in Feb/02) and R$225 million from the anticipation of 2002 PCS investments.
In 2001, total capex was R$10.1 billion, of which R$2.2 billion was allocated to the PCS business.

Capex - 2001	%
Anatel Targets	46%
PCS Project	22%
Communication Systems	17%
Information Tecnology	2%
Data Communication Products	4%
Others	9%
TOTAL	**100%**

DEBT – **The Company's net indebtedness reached R$7,704 million, representing 63.8% of total shareholder's equity on December 31, 2001**. Total indebtedness was R$8,938 million on 12/31/01. Of this total, 60.2% is foreign currency denominated debt .

R$ Mm	4Q01	3Q01	4Q00
Cash Indebtedness	**1,234**	**1,870**	**2,092**
Short term	1,388	1,160	786
Long Term	7,549	7,746	2,045
Total	**8,938**	**8,906**	**2,831**
Total Shareholders Equity	**12,080**	**12,298**	**12,700**

Total foreign currency denominated debt (R$ 5,382 million) is fully hedged. From this amount, 71% is protected with swap operations and the remaining with currency options and future contracts.
The total local currency denominated debt (R$3,556 million) has an average cost of 17% p.a.; foreign currency debt has an average cost of Libor plus 7% p.a.

3. COSTS AND EXPENSES BREAKDOWN

The following table shows a quarterly evolution of the company´s costs and expenses:

Costs and Expenses	4Q01	3Q01	4Q00
Cost of Services	524	482	339
Interconnection Costs	572	669	520
Selling Expenses	162	132	170
Bad Debt Provisions	*193*	*380*	*85*
Administrative Expenses	238	173	180
Other Expenses(Rev)net	150	361	(150)
Total (R$Mn)	**1,838**	**2,197**	**1,144**

Cost of Services Provided: Increased 8.7% or R$42 million over 3Q01, due to higher plant maintenance costs and layoff expenses.

Interconnection: Total costs were 14.5% lower in 4Q01 (R$97 million), partially explained by the reclassification of R$29 million to rentals and leasing expenses.

Selling Expenses: increased R$30 million over 3Q01 due to higher call center and postage expenses, as well as non-recurring expenses in the period.

Bad Debt Provision totaled R$193 million in 4Q01, a R$187 million decrease over 3Q01, representing 5.2% of the quarter´s gross revenue. In 2001, it totaled R$812 million, 5.9% of accumulated gross revenue for the year.
Management expects that the credit and billing procedures recently implemented reduces that ratio during 2002.

Administrative Expenses registered, in 4Q01, a 37.6% or R$65 million increase over 3Q01 due to additional spending on **Consulting / Legal Advisory / Data Processing,** related to the corporate restructuring process, systems integration and support to the Corporate Data Processing Center.

Other Operational Expenses (Revenues): were R$150 million in 4Q01, a 58% decrease over 3Q01. Those expenses resulted from adjustments for inflation and provisioning of fiscal (R$27 million), civil (R$57 million) and labour (R$42 million) contingencies, as well as R$47 million in additional provisions related to fiscal claims (INSS, ICMS and Finsocial).
Other operational revenues from fines applied and recovery of fees and expenses amounted to R$23 million. It is important to highlight that 3Q01 figures include retroactive adjustments as reported in the 3Q01 Press Release.

Personnel expenses totaled R$274 million in 4Q01, a 22.6% increase over 3Q01, due to extraordinary restructuring costs.
Fully accounted for in 4Q01, layoff expenses summed R$58 million.
The largest impact occurred in Telemar Norte Leste (TMAR) with the reduction of 5,167 employees in the quarter, besides another 3,560 additional layoffs in Connect (TMAR´s wholly owned subsidiary). This was mainly due to the merger of the wireline subsidiaries into TMAR and the conclusion of Anatel´s Targets Anticipation Program.
At end of 4Q01, the Company had 27,471 full-time employees representing a reduction of 8,771 employees or 24.2% over 3Q01.
The number of lines in service per full-time employee of the wireline subsidiary reached 1,287 (a 46.8% and 129.8% increase over 3Q01 and 4Q00, respectively).

Employees	4Q01	3Q01	4Q00
TMAR	11,509	16,676	21,090
Connect	3,417	6,977	-
Wireline Total *	14,926	23,653	21,090
PCS	434	286	-
Contax	11,981	12,119	-
Other Subsidiaries	130	184	-
Total Full-Time	**27,471**	**36,242**	**21,090**

* includes TNL-Holding

Personnal Expenses amounted to R$906 million in 2001, a 22.1% increase over 2000 figures.

4. KEY ISSUES AND EVENTS OF THE QUARTER

TELEMAR IS GRANTED INVESTMENT GRADE RATING

- **Fitch – 01/24/02**

Fitch, the international rating agency, has assigned international scale local currency debt ratings for Tele Norte Leste Participações S.A. (TNE) and its fixed-line operating subsidiary, Telemar Norte Leste S.A. (TMAR) of **'BBB-' and 'BBB'**, respectively. The international scale local currency Rating Outlooks are Stable. Fitch has also assigned foreign currency debt ratings of 'BB-' Rating Outlook Negative for TNE and TMAR. The foreign currency ratings incorporate transfer and convertibility risks of foreign currency denominated obligations, which constrains the foreign currency ratings and Rating Outlook to the sovereign rating of Brazil. In addition, Fitch has assigned national-scale ratings of 'AA' and 'AA+' for TNE and TMAR, respectively. The ratings reflect Telemar's position as the leading provider of fixed-line telecommunications services within its concession area. The company's incumbent market position enables Telemar to be well-positioned in an increasingly competitive environment as the sector approaches full liberalization during 2002. Telemar's integrated telecommunications business derives a significant level of cash flow from its fixed-line local exchange business, which reduces volatility and business risk.

- **Moody´s – 02/05/02**

Moody's Investor's Service has assigned a global local currency issuer rating of **Baa3** to Tele Norte Leste Participações S.A. ("Telemar"). Moody's has also determined that incorporating convertibility risk results in a **Ba3** foreign currency rating, one notch higher than Brazil's country rating of B1.

Telemar's investment grade rating focuses on stable cash flows generated from being Brazil's largest incumbent local exchange carrier ("ILEC"), but also reflects the challenges the company faces in pursuit of growth opportunities. Telemar is the ILEC for sixteen Brazilian states and is the largest Brazilian telco. Like ILECs all over the globe, Telemar's local exchange business is quite solid, generating stable cash flow while maintaining high levels of market share. Telemar has EBITDA margins greater than 45% and a market share of more than 90% for its local exchange business. This is a solid platform for expansion.

Since 1998, Brazil's telecom market has been opening to competition and this will accelerate over the next few years. Most significantly, Telemar is preparing to offer in-region mobile services and inter-regional long distance services. This will require significant capital expenditures ahead of revenue generation, which will put pressure on the company's balance sheet. As a result of these spending initiatives, Telemar's total debt to EBITDA ratio will surpass 2.0x, while EBITDA interest coverage will fall below 5.0x. These ratios coupled with an ILEC's modest business risk profile would typically result in a long-term debt rating higher than Baa3, but Moody's is taking Telemar's capital structure and macro-economic environment into consideration.

Telemar's senior unsecured debt ratings incorporate the existence of secured BNDES loans to the company's subsidiaries as well as the existence of substantial secured vendor debt. Telemar's senior unsecured debt is structurally subordinate to any operating company debt and ranks behind any secured debt. Presently, senior unsecured debt comprises around thirty percent of the company's consolidated debt but Moody's expects this ratio to grow over time.

The Baa3 global local currency rating factors Telemar's fundamental strengths and weaknesses with Brazil's economic volatility and social demographics. Economic volatility, particularly devaluation and inflation, impacts the company's growth rate and asset and liability management. Poor income

4. KEY ISSUES AND EVENTS OF THE QUARTER

distribution shrinks the addressable market for many types of services and adds to regulatory and political uncertainty. The Ba3

foreign currency issuer rating factors these risks and considers the convertibility risk posed by a potential debt moratorium imposed by the Brazilian government. Moody's believes this risk is substantial but not a certainty, therefore Telemar's senior unsecured Ba3 foreign currency issuer rating is one notch higher than Brazil's B1 country rating and three notches lower than its own Baa3 global local currency rating.

DIVIDENDS AND INTEREST ON CAPITAL

TNE's management of will propose to the General Shareholders meeting the payment of dividends in the amount of approximately R$300 million, to be distributed according to the respective proportions to common and preferred shares.

Telemar Norte Leste´s (TMAR) management approved the distribution of R$ 280 million as interest on capital related to the period from August to December, 2001, in addition to the R$390 million approved by the incorporated subsidiaries from January to July/01. Total Interest on Capital approved in 2001 reached R$670 million. Management of TMAR will propose to the company´s shareholders meeting the payment of R$704 million as interest on capital – R$670 million adjusted to Dec/01.

All registered shareholders of the subsidiaries incorporated by TMAR on the dates referred to in those subsidiaries' announcements are entitled to receive this interest on capital.

PCS: STATUS OF THE PROJECT

TNL-PCS plans to launch its service in 2Q02, covering 6 metropolitan areas with 1,500 cellular sites. It expects to reach 500 thousand subscribers in its first year of operation.

At the end of 2001, the company had a headcount of 434 employees.

On February 1st, 2002, Telemar PCS paid the second and last installment of the PCS license in the amount of R$610 million.

The network will support GPRS technology in the metropolitan areas and will utilize a variety of handsets supplied by Ericsson, Nokia and Siemens.

TARGETS ANTICIPATION PROGRAM

The Company (TMAR) already achieved, in February, 2002, the anticipation of the 2003 Anatel targets in all the 16 states of its concession area. The company already handed over the declarations of conclusion to Anatel and is waiting for the results of the public hearing and the auditing process.

Telemar expects to receive the certification from Anatel within 60 days.

ANATEL AUTHORIZED FIXED – MOBILE RATE INCREASE

ANATEL has authorized the Company to increase its fixed-to-mobile service rates by an average of 9.9%. The new rates took effect on February 1st.

The following table shows local rates (VC-1), net of taxes:

States	Rates
RJ,MG,ES	0.3637
BA, SE, AL,PE, PB, RN, CE, PI	0.3505
MA, PA, AP,AM, RR	0.3544

The agency also authorized an increase in the maximum interconnection rates (TU-M), charged by the wireless operators in Telemar's region, by an average of 10.7%, also to be enforced as of Feb. 1, 2002. These maximum authorized rates will be in a range from R$0.2190/minute to R$0.3161/minute, net of taxes.

NEW INVESTOR RELATIONS WEBSITE

In January 2002, TNE implemented a disclosure policy inspired by the "Fair Disclosure" concept in its relationship with investors, and also began enforcing a Trading and Disclosure Policy for all of executives.

To make this strategy possible, the company redesigned its Investor Relations website (**www.telemar.com.br/ri**), launching Telemar´s new I.R. portal which besides the broader content, enables greater interactivity between the company and the Investment Community.

4. KEY ISSUES AND EVENTS OF THE QUARTER

One important feature is that all questions made through the website will be answered within 2 business days.

Besides that, all information given to any market agent in meetings or open events will be simultaneously made available at the website in the Questions and Answers page.

TELEMAR CORPORATE AGENTS NETWORK

Created to service small and medium size companies, the Telemar Corporate Agents Network is surpassing its expectations: since its launch in March 2001, the network was able to increase by 40% the sales volume of Telemar´s Middle Market customers (small and medium size companies).

The authorized agents already represent companies like Siemens, Intelbras, Leucotron, Cyclades, 3Com and Cisco, product suppliers and/or telecommunications service providers complementary to Telemar services.

Through a partnership system, the sales representative can offer Telemar products to its portfolio of clients that complement its existing products and services line. The results have shown a continuous increase of Telemar´s capilarity and the offer of end-to-end solutions to the middle market.

TELEMAR IS AWARDED BY ANIMEC (NATIONAL ASSOCIATION OF CAPITAL MARKETS INVESTORS) AND BY SOMA (ACCESS MARKET STOCK EXCHANGE)

Telemar was one of the Brazilian companies to be awarded the "Animec 2001 Prize" whose objective is to recognize the public companies or entities which contribute to a

better relationship between the company and its shareholders.

Telemar was recognized for implementing the biggest corporate restructuring process ever made in Brazil with broad support of its minority shareholders.

In its 5th year of existence, SOMA chose Telemar as the best company of the year also because of the successful corporate restructuring process.

TELEMAR PREPARES TO OFFER NATIONAL AND INTERNATIONAL LONG DISTANCE SERVICES

Once Anatel certifies that the company has met its 2003 targets, Telemar will be ready to offer National and International Long Distance services to its clients.

Telemar will start to complete calls to the entire national territory through its 31 code. To service cities out of its concession area, such as São Paulo, Curitiba, Brasília, Porto Alegre and Campinas the company will make use of a 6,000 km optical fibre cable network, fully digital and able to fulfill the demand for data transmission, voice and other services.

The infrastructure that will be used to complete international calls includes a 8,000 Km submarine optical fibre network. It connects Telemar´s network with the U.S., and through it the Company´s network will be connected to Europe, Asia and other continents.

In order to operate in the national and international long distance markets, the Company is concluding interconnection agreements with the main wireline and wireless companies that operate in these markets in Brazil.

5. 2002 OUTLOOK

MACRO ECONOMIC SCENARIO

Telemar is assuming for 2002 a more stable macro-economic scenario in the following aspects:

- A moderate growth of Brazilian economy, between 2.5 and 3%;

- A decreasing inflation rate, with average IGP-DI between 8.5 and 9% - reference for tariff increase;

- A slight decrease in local interest rate during the year;

- Exchange rate being adjusted by inflation (with no external impacts);

TELEMAR 2002 – GUIDELINES

- **Lines Installed** – only a marginal growth over the 18.1 million lines installed at 2001 year-end;

- **Lines in Service** - about 15 to 16% increase year in average lines in service year-over-year;

- **CAPEX** – approximately R$2.5 billion, of which R$1.1 billion will be allocated to the PCS business;

- **Revenues** – Main Drivers:

  ✓ Average plant expansion;
  ✓ Rate increase in June/02;
  ✓ Additional revenues from Long Distance services (national and international)
  ✓ Additional revenues from corporate customers outside of Telemar´s present concession area;
  ✓ Additional revenues from new data and value added services;
  ✓ Additional revenues from SMP services – **Oi;**

- **Costs and Expenses** – Drivers:

  ✓ About 40% reduction in the average wireline headcount;
  ✓ A decrease in third party expenses;
  ✓ A continuous enhancement of the bad Debt Provisions/Gross Revenue ratio to less than 5% throughout the year;
  ✓ A slight increase in Marketing expenses due to the launching of PCS and "Global 31" long distance services;
  ✓ Net debt increase in the range of 30-35%, including refinancing of debt service in 2002;
  ✓ Partial capitalization of PCS operating expenses (according to the project implementation stage);

TELEMAR

6. GRAPHICS

Lines Installed and in Service and Lines Installed Utilization Rate (UTI)



CAPEX Breakdown - R$ Mn



EBITDA Evolution



PBD - % over Gross Revenue



5. OPERATIONAL AND FINANCIAL SUMMARY

Financial Focus	12M00	12M01	4Q01	3Q01	2Q01	1Q01	4Q00
EBITDA Margin	49.6%	34.1%	32.8%	16.3%	42.6%	46.7%	48.8%
Net Margin	8.7%	1.4%	10.1%	-16.3%	4.8%	7.6%	9.1%
Revenue per Avg. Line in Service / Month (R$)	64.2	61.8	61.6	62.1	62.7	63.2	64.9
EBITDA per Avg. Line in Service / Month (R$)	31.8	21.1	20.2	10.5	26.7	29.5	31.7

Productivity Focus							
Number of repair request / 100 Lines	3.5	3.2	3.4	3.2	2.9	3.2	3.4
Repair response rate	84.5%	95.4%	92.3%	95.2%	97.4%	96.9%	94.3%
Billing Complaints/ 1000 Bills	3.4	3.5	2.9	3.4	3.8	4.2	4.3
Local call completion rate	61.8%	62.6%	63.9%	63.0%	62.3%	60.9%	61.5%
DLD call completion rate	59.5%	63.0%	64.6%	62.8%	63.2%	61.3%	62.1%
Lines Service per Employee (telephony)	560	1,287	1,287	877	767	663	560

Market/Client Focus							
Lines in Service (M)	11,819	14,816	14,816	14,624	13,531	12,538	11,819
Residential %	72.5%	75.9%	75.9%	75.3%	73.8%	73.4%	72.5%
Comercial %	24.3%	18.5%	18.5%	19.1%	21.6%	22.6%	23.9%
Others %	3.2%	5.6%	5.6%	5.6%	4.6%	4.0%	3.6%
Utilization rate	92.4%	82.0%	82.0%	84.7%	86.0%	89.8%	92.4%

Human Resources Focus							
Full-time	21,090	27,471	27,471	36,242	31,606	29,457	21,090
Full-time – Fixed Telephony (includes Connect)	21,090	14,926	14,926	23,653	21,780	20,557	21,090
Subsidiaries Full-time Employees	-	12,545	12,545	12,589	9,826	8,900	-

Growth Inovation Focus							
Lines Installed (Thousand)	12,794	18,059	18,059	17,273	15,742	13,958	12,794
Digitalization Rate	89.6%	97.1%	97.1%	96.6%	95.2%	92.4%	89.6%
Capital Expenditure (R$million)	2,804	10,061	3,003	3,165	2,081	1,812	1,392
Fixed Telephony	2,773	7,663	1,899	2,537	1,978	1,249	1,369
TNL PCS		2,172	1,036	570	11	555	
Others	31	226	67	58	93	8	23
Lines in Service/ 100 people	13.2	15.9	15.9	15.8	14.7	13.9	13.2

Capital Market Focus							
Tele Norte Leste (TNLP)							
Total Shares (Million) - Float 80,05%	373,577	378,250	378,250	378,250	378,250	368,345	369,752
Market Value (end of period) - R$ Million	15,612	14,010	14,010	9,157	13,254	12,836	15,612
Average Daily Volume (PN) - R$ Million	48	73	86	59	73	76	57
Average price of the period (PN) - R$ / 000 shares	40.69	35.37	30.71	29.47	36.43	43.4	40.35
ADR volume (Million)	116	106	106	103	108	116	116
ADRs Average Daily Volume (US$ Million):	23	22	18	14	23	31	19
ADR Average price in the period (US$)	22.81	15.55	12.22	12.05	15.26	16.28	22.81
Telemar Norte Leste (TMAR)							
Total Shares (Million) - Float 18,91%		245,347	245,347	245,347			
Average price (PNA) in the period		48.01	48.99	36.23			

6. CONSOLIDATED BALANCE SHEET

	09/30/2001	12/31/2001
TOTAL ASSETS	**25,757**	**26,766**
Current Assets	**6,084**	**4,951**
Cash and ST Investments	1,870	1,234
Accounts Receivables - Services	2,315	2,146
Receivable Loans	21	16
Recoverable Taxes	1,294	1,293
Inventories	50	36
Other Current Assets	535	225
Long Term Assets	**1,766**	**1,949**
Receivable Loans	8	
Recoverable Taxes	1,483	1,561
Other	274	388
Permanent Assets	**17,907**	**19,867**
Investments	146	160
Property Plant and Equipment	16,392	19,227
Deferred	1,369	479

	09/30/2001	12/31/2001
TOTAL LIABILITIES	**25,757**	**26,766**
Current Liabilities	**4,335**	**5,604**
Suppliers	1,446	2,199
Loans and Financing	1,160	1,388
Salaries Benefits and Social Security	167	182
Taxes	492	524
Dividends Payable	173	538
Contigencies Provisions	132	-
Other Accounts Payable	765	778
Long Term Liabilities	**8,954**	**9,072**
Loans and Financing	7,746	7,549
Taxes	3	1
Contigencies Provisions	1,198	1,491
Other Accounts Payable	7	29
Deferred Income	**167**	**2**
Participação Minoritária	**2,272**	**2,057**
Shareholder´s Equity	**10,026**	**10,023**
Funds for Capitalization	**3**	**3**

BALANCE SHEET – TELEMAR NORTE LESTE

	09/30/2001	12/31/2001
TOTAL ASSETS	**20,573**	**21,562**
Current Assets	**3,375**	**3,224**
Cash and ST Investments	103	73
Accounts Receivables - Services	2,282	2,140
Receivable Loans	2	-
Recoverable Taxes	733	782
Inventories	50	36
Other Current Assets	206	193
Long Term Assets	**1,328**	**1,485**
Recoverable Taxes	1,078	1,134
Other	250	351
Permanent Assets	**15,870**	**16,852**
Investments	17	21
Property Plant and Equipment	15,853	16,831

	09/30/2001	12/31/2001
TOTAL LIABILITIES	**20,573**	**21,562**
Current Liabilities	**5,710**	**6,759**
Suppliers	1,462	1,768
Loans and Financing	2,961	3,532
Salaries Benefits and Social Security	121	135
Taxes	480	475
Dividends Payable	385	687
Contigencies Provisions	132	-
Other Accounts Payable	168	162
Long Term Liabilities	**3,743**	**4,068**
Loans and Financing	2,666	2,722
Taxes	3	1
Contigencies Provisions	1,072	1,319
Other Accounts Payable	3	25
Deferred Income	**4**	**0**
Shareholder´s Equity	**11,113**	**10,732**
Funds for Capitalization	**3**	**3**

7. INCOME STATMENT – CONSOLIDATED

R$ million	12M00	12M01	4Q01	3Q01	2Q01	1Q01	4Q00
Revenue from Local Services	4,688.2	6,157.3	1,726.2	1,676.4	1,406.8	1,348.0	1,314.7
Installation and Monthly Charges	*2,674.7*	*3,972.1*	*1,138.3*	*1,110.1*	*887.7*	*836.2*	*778.4*
Pulses	*1,889.7*	*2,065.8*	*555.7*	*533.7*	*492.7*	*483.7*	*518.5*
Collect Calls	*85.2*	*112.1*	*31.6*	*32.0*	*25.6*	*23.0*	*-*
Other Revenues	*38.6*	*7.2*	*0.7*	*0.7*	*0.9*	*5.0*	*17.7*
Long Distance Revenues	1,040.0	*1,219.3*	*343.6*	309.9	287.4	278.3	277.8
Public Telephone Revenue	458.9	*570.4*	*130.4*	130.9	143.6	165.5	123.2
Fixed-to-Mobile Services Revenue	2,463.7	*3,162.0*	*823.3*	801.0	799.0	738.7	685.9
Additional Services Revenue	228.4	*268.4*	*68.4*	72.9	60.8	66.4	77.3
Network Usage Remuneration	1,281.8	*1,495.4*	*375.6*	389.8	380.2	349.8	356.3
Data Transmission Services Revenue	678.9	*786.6*	*215.9*	189.3	207.3	174.0	160.0
Other	10.6	*0.1*	*0.0*	(0.5)	0.5	0.1	1.4
Gross Operating Revenue	**10,850.6**	**13,659.5**	**3,683.4**	**3,569.7**	**3,285.6**	**3,120.8**	**2,996.6**
Taxes and Deductions	2,723.7	*3,556.5*	*950.5*	944.1	847.7	814.3	762.2
Net Operating Revenue	**8,126.9**	**10,103.1**	**2,733.0**	**2,625.6**	**2,438.0**	**2,306.4**	**2,234.4**
Interconnection Costs	1,634.7	2,334.6	571.9	668.7	574.4	519.6	520.2
Net Operating Revenue ex-Interconnection	**6,492.2**	**7,768.5**	**2,161.0**	**1,956.9**	**1,863.6**	**1,786.8**	**1,714.2**
Operating Expenses	2,460.5	4,328.3	1,265.7	1,528.0	824.7	709.9	624.3
Cost of Services Provided	*1,251.2*	*1,734.7*	*523.6*	*481.8*	*389.3*	*340.1*	*338.7*
Selling Expenses	*843.2*	*1,407.5*	*354.8*	*512.3*	*286.2*	*254.2*	*255.3*
General and Administrative Expenses	*612.2*	*733.0*	*237.7*	*172.8*	*176.3*	*146.2*	*180.1*
Other Expenses (Income), net	*(246.2)*	*453.1*	*149.7*	*361.0*	*(27.2)*	*(30.5)*	*(149.8)*
EBITDA	**4,031.7**	**3,440.2**	**895.3**	**428.9**	**1,038.9**	**1,076.9**	**1,090.0**
Margin %	*49.6%*	*34.1%*	*32.8%*	*16.3%*	*42.6%*	*46.7%*	*48.8%*
Margin ex-Interconnection %	*62.1%*	*44.3%*	*41.4%*	*21.9%*	*55.7%*	*60.3%*	*63.6%*
Equity Accounting	-	17.7	9.6	1.2	6.9	-	-
Depreciation and Amortization	2,802.0	2,926.4	705.6	786.6	728.9	705.4	701.5
EBIT	**1,229.6**	**531.4**	**199.3**	**(356.4)**	**316.9**	**371.6**	**388.4**
Financial Expenses	320.9	1,166.3	297.6	509.6	141.2	217.8	147.3
Financial Revenues	281.4	840.8	529.8	164.3	18.0	128.8	105.8
Non Operating Expenses (Income)	(15.9)	2.1	51.8	36.6	(17.7)	(68.6)	(19.9)
Income Before Tax and Social Contribution	**1,206.1**	**203.8**	**379.7**	**(738.5)**	**211.3**	**351.2**	**366.8**
Income Tax and Social Contribution	174.6	(21.7)	52.9	(222.5)	15.8	132.2	2.4
Margin %	*2.1%*	*-0.2%*	*1.9%*	*-8.5%*	*0.6%*	*5.7%*	*0.1%*
Employee Profit Sharing	64.8	28.4	31.8	(2.3)	(1.0)	-	70.0
Minority Interest	257.2	56.7	17.6	(84.6)	79.7	43.9	90.8
Net Income	**709.4**	**140.4**	**277.4**	**(429.0)**	**116.9**	**175.1**	**203.7**
Margin %	*8.7%*	*1.4%*	*10.1%*	*-16.3%*	*4.8%*	*7.6%*	*9.1%*
Number of Shares	*373,577*	*378,250*	*378,250*	*378,250*	*378,250*	*368,345*	*369,752*
Income (Loss) per thousand Shares (R$)	*1.899*	*0.371*	*0.733*	*(1.134)*	*0.309*	*0.475*	*0.551*
Income (Loss) per ADR (US$ Average for the period)	*1.069*	*0.146*	*0.316*	*(0.447)*	*0.135*	*0.236*	*0.290*

TELEMAR

INCOME STATMENT – TELEMAR NORTE LESTE

R$ million	12M00	12M01	4Q01	3Q01	2Q01	1Q01	4Q00
Revenue from Local Services	3,950.0	5,214.4	1,726.2	1,676.4	1,406.8	405.1	1,289.4
Installation and Monthly Charges	*2,278.9*	*3,368.3*	*1,138.3*	*1,110.1*	*887.6*	*232.4*	*778.4*
Pulses	*1,591.4*	*1,745.7*	*555.7*	*533.7*	*492.7*	*163.6*	*506.1*
Collect Calls	*72.5*	*94.0*	*31.6*	*32.0*	*25.6*	*4.9*	*12.4*
Other Revenues	*7.2*	*6.4*	*0.7*	*0.7*	*0.9*	*4.2*	*(7.6)*
Long Distance Revenues	836.4	985.8	343.6	309.9	287.4	44.8	283.7
Public Telephone Revenue	361.4	444.3	130.4	130.9	143.6	39.4	123.8
Fixed-to-Mobile Services Revenue	2,119.1	2,682.7	823.3	801.0	799.0	259.4	685.9
Additional Services Revenue	201.6	225.7	68.0	72.5	64.4	20.7	75.2
Network Usage Remuneration	1,054.8	1,216.6	375.6	389.8	380.2	71.0	360.0
Data Transmission Services Revenue	581.8	695.9	222.5	196.0	213.8	63.6	175.3
Other	10.6	0.1	0.0	*0.1*	-	-	*2.4*
Gross Operating Revenue	**9,115.7**	**11,465.4**	**3,689.7**	**3,576.6**	**3,295.2**	**903.9**	**2,995.6**
taxes and Deductions	2,289.6	2,984.8	948.2	943.7	847.6	245.4	762.2
Net Operating Revenue	**6,826.1**	**8,480.6**	**2,741.5**	**2,632.9**	**2,447.6**	**658.6**	**2,233.5**
Interconnection Costs	1,424.7	2,002.2	600.9	639.8	574.4	187.2	520.2
Net Operating Revenue ex-Interconnection	**5,401.4**	**6,478.4**	**2,140.6**	**1,993.2**	**1,873.2**	**471.4**	**1,713.3**
Operating Expenses	1,983.3	3,702.8	1,170.2	1,507.1	818.1	207.3	619.8
Cost of Services Provided	*1,038.0*	*1,333.4*	*462.2*	*416.9*	*349.1*	*105.3*	*366.8*
Selling Expenses	*729.8*	*1,376.4*	*308.7*	*660.8*	*339.3*	*67.7*	*288.9*
General and Administrative Expenses	*450.8*	*565.7*	*184.5*	*177.6*	*156.6*	*47.0*	*110.1*
Other Expenses (Income), net	*(235.3)*	*427.2*	*214.9*	*251.8*	*(26.8)*	*(12.7)*	*(145.9)*
EBITDA	**3,418.1**	**2,775.6**	**970.3**	**486.1**	**1,055.1**	**264.1**	**1,093.4**
Margin %	*50.1%*	*32.7%*	*35.4%*	*18.5%*	*43.1%*	*40.1%*	*49.0%*
Margin ex-Interconnection %	*63.3%*	*42.8%*	*45.3%*	*24.4%*	*56.3%*	*56.0%*	*63.8%*
Equity Accounting	0	0.2	0.2	-	-	-	-
Depreciation and Amortization	2,223.6	2,478.2	799.0	750.2	695.1	234.0	668.1
EBIT	**1,194.4**	**297.2**	**171.2**	**(264.2)**	**360.0**	**30.1**	**425.3**
Financial Expenses	323.9	522.4	131.7	270.9	82.2	37.7	(412.9)
Financial Revenues	236.1	203.6	47.8	86.3	60.2	9.4	(444.0)
Non Operating Expenses (Income)	(5.2)	38.9	20.8	37.8	(15.7)	(4.0)	(9.6)
Income Before Tax and Social Contribution	**1,111.8**	**(60.6)**	**66.5**	**(486.6)**	**353.7**	**5.9**	**403.8**
Income Tax and Social Contribution	147.8	(131.4)	(60.3)	(147.0)	73.9	2.0	(28.1)
Margin %	*2.2%*	*-1.5%*	*-0.3%*	*-5.6%*	*3.0%*	*0.3%*	*-2%*
Employee Profit Sharing	54.6	21.6	22.7	1.9	(3.0)	-	53.6
Net Income	**909.4**	**49.2**	**104.1**	**(341.5)**	**282.7**	**3.9**	**378.2**
Margin %	*13.3%*	*0.6%*	*3.8%*	*-13.0%*	*11.6%*	*0.6%*	*16.9%*
Number of Shares		*245,347*	*245,347*	*247,357*			
Income (Loss) per thousand Shares (R$)		*0.201*	*0.424*	*(1.381)*			

2001 TMAR proforma results refer to the combined results from Telerj over 12 months and the 9 months results of the 15 subsidiaries incorporated on the effective date of march 31st, 2001. For comparison purposes, the same criteria has been adopted for the year 2000. Net income for the 15 incorporated subsidiaries for the quarter ended March 31st, 2001 has been transferred to the retained earnings account. About the Net Revenue, if the Jan/Feb/Mar values of the 15 subsidiaries incorporated were included, the Net Revenue would be R$10.2 billion.

NEXT EVENTS:

March 5th, 2002 - (15:00h Brazil / 13:00h New York) – *Conference Call* (in English)

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FOR MORE **I**NFORMATION**, PLEASE, C**ONTACT**:**

<u>TNE and TMAR – INVESTOR RELATIONS</u>

invest@telemar.com.br

Pho: 55 (21) 3131 1314/1315/1110

<u>THOMSON FINANCIAL IR</u>

Isabel Vieira (isabel.vieira@tfn.com)

Richard Huber (richard.huber@tfn.com)

Pho: 1 (212) 701 1823 / 701 1830

Fax: 1 (212) 509 5824

This presentation contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements and involve inherent risks and uncertainties. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. The Financial Statements contained herein are made in accordance with brazilian GAAP.

This presentation contains non-audited results which may differ from the final audited ones.